SECUI 16022361

SEC Mail Processing Section

NOV 30 2016

Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52535

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENSION DYNAMICS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Contra Costa Blvd., Suite 400
(No. and Street)

Pleasant Hill (City) CA (State) 94523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melania Budiman 925-956-0505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED 2016 NOV 30 PM 3:11 SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Melania Budiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pension Dynamics Securities Corporation, as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Melania S. Budiman
Signature

Principal
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

DIEDRE CHERIE MAHANEY
Commission # 2024407
Notary Public - California
Contra Costa County
My Comm. Expires May 12, 2017

State of CALIFORNIA
County of CONTRA COSTA

Subscribed and sworn to (or affirmed) before me on this 29 day of NOVEMBER, 2016 by MELANIA BUDIMAN proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public Diedre Cherie Mahaney

Report of Independent Registered Public Accounting Firm

Board of Directors
Pension Dynamics Securities Corporation

We have audited the accompanying statement of financial condition of Pension Dynamics Securities Corporation as of September 30, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Pension Dynamics Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pension Dynamics Securities Corporation as of September 30, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Pension Dynamics Securities Corporation's financial statements. The supplemental information is the responsibility of Pension Dynamics Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 24, 2016

Pension Dynamics Securities Corporation
Statement of Financial Condition
September 30, 2016

Assets

Cash	$	39,613
Commission Receivable		3,138
Total assets	$	42,751

Liabilities and Stockholder's Equity

Liabilities		
Accounts Payable	$	2,973
Total liabilities		2,973
Commitments and contingencies		
Stockholder's equity		
Common Stock, no par value, 10,000,000 shares authorized, 10,000 shares issued and outstanding.		72,600
Additional Paid-in Capital		3,100
Accumulated Deficits		(35,922)
Total stockholder's equity		39,778
Total liabilities and stockholder's equity	$	42,751

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Income
For The Year Ended September 30, 2016

Revenues		
Commission income	$	107,616
Other income		62
Total revenues		107,678
Expenses		
Consulting services		75,025
Occupancy and equipment rental		15,600
Other operating expenses		15,270
Total expenses		105,895
Net income (loss) before income tax provision		1,783
Income tax provision		800
Net income (loss)	$	983

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Cash Flows
September 30, 2016

Cash flow from operating activities:		
Net income (loss)		$ 983
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in :		
Commission Receivable	$ 623	
(Decrease) increase in :		
Total adjustments		623
Net cash provided by (used in) operating activities		1,606
Net cash provided by (used in) investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		1,606
Cash at September 30, 2015		38,007
Cash at September 30, 2016		$ 39,613
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	800	

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Changes in Stockholder's Equity
For The Year Ended September 30, 2016

	Common Stock	Additional Paid-in Capital	Accumulated Deficits	Total
Balance at September 30, 2015	$ 72,600	$ 3,100	$ (36,905)	$ 38,795
Net income (loss)	-	-	983	$ 983
Balance at September 30, 2016	$ 72,600	$ 3,100	$ (35,922)	$ 39,778

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Notes to Financial Statements
September 30, 2016

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Pension Dynamics Securities Corporation (the "Company") was incorporated in the State of California on September 17, 1999. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including those of mutual fund retailer.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis with related commission income and expense are also recorded on a trade date basis.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 7).

NOTE 2: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Income as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Valuation Allowance	Total
Federal	$ -	$ 651	$ (651)	$ -
State	800	-	-	800
Total income taxes expense (benefit)	$ 800	$ 651	$ (651)	$ 800

The income tax provision indicated above consists of the California minimum tax of $800. The Company has available at September 30, 2016, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $651. The net operating loss begins to expire in the year 2036.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

NOTE 3: RELATED-PARTY TRANSACTIONS

The Company had a written agreement with Pension Dynamics Company LLC ("PDC"), a company under common control, whereby PDC provides office space, equipment, accounting, and staffing to maintain the Company's operations. The Company agreed to pay PDC a variable amount for rent and administrative costs which can be altered quarterly as conditions require. For the year ended September 30, 2016, the Company paid $92,950 under this agreement for the following expense

Consulting services	$	65,350
Occupancy and equipment rental		21,600
Office supplies		6,000
	$	92,950

The Company receives a significant portion of its revenue through client referral from PDC. In the year ending September 30, 2016, this represented approximately $107,615 in income.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 4: COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of September 30, 2016, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at September 30, 2016 or during the year then ended.

NOTE 6: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 7: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 8: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending September 30, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2016, the Company had net capital of $39,778 which was $14,778 in excess of its required net capital of $25,000; and the Company's ratio of aggregate indebtedness ($2,973) to net capital was 0.07 to 1.

PENSION DYNAMICS SECURITIES CORPORATION

Schedule I - Computation of Net Capital Requirements

Pursuant to Rule 15c3-1

As of September 30, 2016

Computation of net capital

Common Stock	$ 72,600	
Additional Paid-in Capital	3,100	
Accumulated Deficits	(35,922)	
Total stockholder's equity		$ 39,778
Total non-allowable assets		-
Net Capital		39,778
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 198	
Minimum dollar net capital required	$ 25,000	
Net capital required (greater of above)		25,000
Excess net capital		$ 14,778
Aggregate indebtedness		$ 2,973
Ratio of aggregate indebtedness to net capital		0.07 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 reported dated September 30, 2016.

PENSION DYNAMICS SECURITIES CORPORATION

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of September 30, 2016

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Pension Dynamics Securities Corporation
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For The Year Ended September 30, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Pension Dynamics Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Pension Dynamics Securities Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Pension Dynamics Securities Corporation stated that Pension Dynamics Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Pension Dynamics Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pension Dynamics Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 24, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

PENSION DYNAMICS
SECURITIES CORPORATION

Assertions Regarding Exemption Provisions

We, as members of management of Pension Dynamics Securities Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending October 1, 2015 through September 30, 2016.

Pension Dynamics Securities Corporation

By:

Melania R. Budiman

Melania Budiman, Principal

11/7/16
(Date)

2300 Contra Costa Blvd., Suite 400, Pleasant Hill, CA 94523-3987 P 925 956 0505 F 925 956 0506
www.pensiondynamics.com

Pension Dynamics Securities Corporation
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For The Year Ended September 30, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Pension Dynamics Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Pension Dynamics Securities Corporation (the "Company") for the year ended September 30, 2016, which were agreed to by Pension Dynamics Securities Corporation and the Securities Investor Protection Corporation ("SIPC"), solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended September 30, 2016, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management is responsible for Pension Dynamics Securities Corporation compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended September 30, 2016 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2016, noting no differences;

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended September 30, 2016 to supporting schedules and working papers, noting no differences;

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended September 30, 2016 and in the related schedules and working papers, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 24, 2016